



NYSE

New York Stock Exchange
11 Wall Street
New York, NY 10005

December 28, 2020

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the Shares of beneficial interest, no par value, of the following series of SIMPLIFY EXCHANGE TRADED FUNDS, under the Exchange Act of 1934:

- Simplify Volt Fintech Disruption ETF
- Simplify Volt Pop Culture Disruption ETF
- Simplify Volt RoboCar Disruption and Tech ETF
- Simplify Volt Cloud and Cybersecurity Disruption ETF

Sincerely,